Mail Stop 4561

April 5, 2007

Mr. Darl C. McBride
President and Chief Executive Officer
The SCO Group, Inc.
355 South 520 West
Lindon, Utah 84042

      Re: **The SCO Group, Inc.**
                Form 10-K for the Fiscal Year Ended October 31, 2006
                Form 10-Q for the Quarterly Period Ended January 31, 2007
                File No. 000-29911

Dear Mr. McBride:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Stephen Krikorian
                             Accounting Branch Chief